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James C. Lin Partner		Resident Hong Kong Partners

Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3368 tel 852 2533 1768 fax james.lin@davispolk.com	William F. Barron* Bonnie Chan* Karen Chan † Paul K. Y. Chow*† James C. Lin*	Gerhard Radtke* Martin Rogers † Patrick S. Sinclair* Miranda So* James Wadham †

Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

October 31, 2018

Re:	CNFinance Holdings Limited (CIK No. 0001733868)
Registration Statement on Form F-1

Mr. Michael Clampitt

Mr. David Lin

Mr. Michael Henderson

Mr. H. Stephen Kim

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Clampitt, Mr. Lin, Mr. Henderson and Mr. Kim:

On behalf of our client, CNFinance Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter in connection with the Company’s registration statement on Form F-1 (the “Registration Statement”) initially filed on July 11, 2018, with amendment No. 1 to the Registration Statement (the “First Amended Registration Statement”) filed on July 31, 2018 and amendment No. 2 to the Registration Statement (the “Second Amended Registration Statement”) filed on August 24, 2018. Concurrently with the submission of this letter, the Company is filing its amendment No. 3 to the Registration Statement (the “Third Amended Registration Statement”) and certain exhibits via EDGAR to the Commission.

To facilitate your review, we have separately delivered to you four courtesy paper copies of the Third Amended Registration Statement, marked to show changes to the Second Amended Registration Statement we submitted on August 24, 2018, and two copies of the submitted exhibits.

Securities and Exchange Commission	2	October 31, 2018

The Company and the underwriters currently plan to request acceleration to declare the Registration Statement effective on or around November 6, 2018. As such, we would be grateful if you could respond promptly with additional comments, if any, on the Registration Statement.

If you have any questions regarding this submission, please contact me at +852-2533-3368 or james.lin@davispolk.com.

Thank you for your time and attention.

Yours sincerely,

/s/ James C. Lin
James C. Lin

cc:	Mr. Bin Zhai, Chief Executive Officer

Mr. Ning Li, Chief Financial Officer

CNFinance Holdings Limited

Mr. David T. Zhang, Esq.

Mr. Steve Lin, Esq.

Mr. Meng Ding, Esq.

Kirkland & Ellis International LLP

Mr. Ivan Li

KPMG Huazhen LLP